UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Pierre Kruger

Gold One International Limited

Postnet Suite 115

Private Bag X17

Weltevreden Park 1715, South Africa

+27 11 726 1047 or +27 82 317 2976

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. S7627H100	SCHEDULE 13D	Page 2 of 5

1. NAME OF REPORTING PERSON: Gold One International Limited
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6. CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14. TYPE OF REPORTING PERSON CO

(1)	This amount does not include indirect holdings of an aggregate of 461,109 American Depositary Shares (“ADSs”), each ADS representing 4 ordinary shares, no par value, of the Issuer which were acquired by Baiyin Precious Metals Investment, Ltd. and BCX Gold Investment Holdings, Ltd., control persons of the Reporting Person, during the period from October 20, 2014 through December 29, 2014. The Reporting Person disclaims any beneficial or pecuniary interest in such ADSs and has no voting or dispositive power with respect thereto.

CUSIP No. S7627H100	SCHEDULE 13D	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) is being filed solely to report the acquisition of American Depositary Shares (“ADSs”), each ADS representing 4 ordinary shares, no par value (the “Ordinary Shares”), of Sibanye Gold Limited, a corporation organized under the laws of the Republic of South Africa (the “Issuer”), by direct and indirect control persons of Gold One International Limited, a corporation organized under the laws of Australia (the “Reporting Person”) during the period from October 20, 2014 through December 29, 2014, which were brought to the attention of the Reporting Person on February 10, 2015, and after the filing of Amendment No. 1 with the Securities and Exchange Commission by the Reporting Person on January 9, 2015.

item 1.	security and issuer.

Item 1 is hereby amended and supplemented as follows:

On February 10, 2015, the Reporting Person became aware that Baiyin Precious Metals Investment, Ltd., a corporation organized under the laws of British Virgin Islands (“BPM”), and BCX Gold Investment Holdings, Ltd., a corporation organized under the laws of British Virgin Islands (“BCX”), acquired 191,571 and 269,538 ADSs, respectively, during the period of October 20, 2014 to December 29, 2014. BPM is the controlling shareholder of BCX, and in such capacity, it may be deemed to possess beneficial ownership of the Ordinary Shares of the Issuer beneficially owned by BCX. BCX is the controlling shareholder of the Reporting Person and by virtue of such capacity, BCX may be deemed to have the power to direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares of the Issuer beneficially owned by the Reporting Person. The Reporting Person has no voting, dispositive or pecuniary interest in the securities of the Issuer held by BPM or BCX. Further, on December 31, 2014, the Reporting Person ceased to be the beneficial owner of more than 5% of the Ordinary Shares of the Issuer as a result of the consummation of a corporate reorganization, as reported in Amendment No. 1.

Item 2.	identity and background.

No material change.

Item 3.	source and amount of funds or other consideration.

No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

No material change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

No material change.

CUSIP No. S7627H100	SCHEDULE 13D	Page 4 of 5

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. S7627H100	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 20, 2015

GOLD ONE INTERNATIONAL LIMITED

By:	/s/ Pierre Kruger
Name:	Pierre Kruger
Title:	Company Secretary